MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
May 14, 2010
Via EDGAR and Overnight Delivery
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Medicis Pharmaceutical Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No.: 001-14471
Dear Mr. Riedler:
     We are responding to the Staff’s comment contained in a letter to Medicis Pharmaceutical Corporation (“Medicis” or the “Company”) dated April 30, 2010. The letter we received was a follow-up to the Company’s correspondence dated December 18, 2009, February 26, 2010 and March 29, 2010 in response to the Staff’s initial comment letter dated December 4, 2009 regarding the review of the above-referenced filing. We have set forth below our response to the comment raised in the April 30, 2010 letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Components of Compensation, page 34
1. We note your response to our previous comment and your statement that your goals for 2009 are more general and company-wide in nature. Additionally, we note that 55% of Mr. Shacknai’s bonus and 30% of Mr. Prygocki’s bonus is dependent on a Financial/Strategic category and the more specific description is “(a)chieve and exceed budgeted financials.” Similarly, a significant portion of Mr. Peterson’s bonus is tied to financial and budgetary goals. To the extent that any of these goals were quantified, your disclosure should also be quantified. If the goals were not quantified, please explain how the Committee determined whether or not the goals were achieved.

Securities and Exchange Commission
May 14, 2010

     The Company respectfully submits that the communicated general guideline that the executives “achieve or exceed budgeted financials” was not a material element of the compensation decisions made and thus should not be disclosed in the Compensation Discussion and Analysis. Performance relative to the various elements of the budgeted financials specifically was not discussed in the review of the individual performance of any executive officer nor was it considered by the Compensation Committee in its bonus determinations. The financial goals that the Compensation Committee deemed to be material were the disclosed corporate performance measures of revenue and adjusted non-GAAP EBIDTA established under our annual performance-based cash bonus program and upon which the bonuses were based absent any identified negative individual performance issues.
     Under our annual cash bonus program, individual performance can only result in a decrease to the bonus amount that is payable based on the revenue and adjusted non-GAAP financial performance measures. At the end of the year, Mr. Shacknai presented to the Compensation Committee summary performance evaluations for each executive officer other than himself, and his assessment of whether any individual’s performance warranted a reduction in bonus. No performance issues were identified and Mr. Shacknai recommended that no bonuses be reduced. Mr. Shacknai’s presentation regarding individual performance was summary in nature and did not address all of the goals and guidelines or categories of performance that were communicated to the executives as a group at the commencement of the year, and specifically did not address any of the budgeted financials. His assessment and conclusions were based more broadly on his year-end review of the more subjective performance, challenges and accomplishments of the executive and his department during the year, and were not intended to be limited to general goals and guidelines communicated at the commencement of the year. The Compensation Committee did not undertake an independent review of individual performance.
     The Company believes that the disclosure of targets for budgeted financials that were not reviewed or considered in the determination of whether to reduce an individual’s bonus, and thus were not material to the compensation decisions made with respect to that individual, would be misleading as to the materiality of the role that the budgeted financials played in the compensation decision process.
     The Company also respectfully submits for the purpose of clarification that the bonus determinations for the individual officers were not dependent on such officers’ performance under their respective four individual performance categories. Instead, these categories and assigned percentages served as a general guide to determine the maximum amount of bonus reduction to be made only in the event of an individual performance issue that falls within the identified category. Since there were no identified performance issues for any of the executive officers, there was no review or application of these categories and percentages.
* * * *

Securities and Exchange Commission
May 14, 2010

     The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer